UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

usefull

Legal Status of Issuer

Sole Proprietorship (in process of becoming a Limited Liability Company)

Jurisdiction of Incorporation/Organization

Texas

Date of Organization

June 17, 2020

Physical Address of Issuer

1956 Loma Linda Dr, Irving, TX 75063

Website of Issuer

www.usefullco.com

Current Number of Employees

0

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$60,782	$2,839
Cash & Cash Equivalents	$60,782	$2,839
Accounts Receivable	$0	$0
Current Liabilities	$2,166	$1,626
Long-term Debt	$27,560	$1,500
Revenues/Sales	$28,899	$30,236
Cost of Goods Sold	$13,670	$15,912
Taxes Paid	$0	$0
Net Income/(Net Loss)	$2,225	($505)

TABLE OF CONTENTS

FORM C-AR

April 30, 2024

FORM C-AR

usefull



This Form C-AR is being furnished by usefull (the "Company", "we", us" or "our"), a business based in Dallas for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the SEC and annually post the report on its website at https://www.usefullco.com/. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form CAR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, may contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

[Remainder of page intentionally left blank]

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned. The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Adriana Kao

(Signature)

Adriana Kao

(Name)

Owner and General Manager

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Adriana Kao

(Signature)

Adriana Kao

(Name)

Owner and General Manager

(Title)

April 30, 2024

(Date)

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)

April 30, 2024

usefull



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

usefull refill and zero-waste shop offers personal and home care essentials such as shampoo, body lotion, soaps, laundry detergent and more in a refill format. By facilitating the reuse of plastic bottles, we aim to reduce the amount of plastic waste discarded. Our selection of personal and home care refill products has been thoughtfully and consciously curated: they are free of harsh chemicals, 100% vegan and cruelty free. In addition, we offer low-waste, plastic free products for everyday use that are hard to find in traditional stores, and that would otherwise have to be bought online. Most people want to buy better and help protect our environment, but oftentimes they don't know where or what to buy. We're making sustainable living easier and more accessible to our community by offering a one-stop-shop for eco-friendly, ethically sourced and thoughtfully curated products, including Swedish dishcloths, tooth tabs, metallic safety razors, bamboo scrub brushes and more. Striving for sustainability is not just a slogan for us, it is at the core of usefull.

usefull became a Limited Liability Company ("LLC") as of December 15, 2024 in the state of Texas.

The company's website is www.usefullco.com

The Company is headquartered and qualified to conduct business in Texas. The Company also sells its products through the Internet throughout the United States. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan to have retail operations. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our commercialization programs, product lines or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We rely on other companies to supply us with products.

As a general reseller (via retail, e-commerce, wholesale, and B2B), we depend on third-party vendors and suppliers to sell products and conduct our operations. Our ability to meet the demand of our customers may be adversely affected if vendors do not provide the products in a timely and cost-effective manner. Our vendors may also be unable to quickly recover from events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular product line.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of our products are subject to fluctuations attributable to, among other things, changes in supply and demand. Therefore, changes in input and shipping costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

The Company's success depends on the experience and skill of its management team and key employees.

We are dependent on our management team and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our management team and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce noncompetition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

New entrants to our market or existing companies adding similar service or products to their offering could result in a loss of customers or a reduction in revenue.

New entrants not currently considered to be competitors may enter our market. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial and other resources. Established businesses that decide to offer products similar to what we carry and address the market we target may create more compelling service and product offerings and may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

[Remainder of page intentionally left blank]

Description of the Business

usefull is a refill and zero-waste shop offering personal and home care products such as shampoo, soaps and laundry detergent in a refill format with the goal of reducing plastic waste. The Company also offers low-waste, plastic-free products for everyday use that are hard to find in traditional stores, such as loofah sponges, natural scrub brushes, reusable dish towels, reusable safety razors, etc.

Business Plan

The Company is currently working on opening our first brick-and-mortar retail store in Dallas. We have been operating solely as a pop-up, setting up and selling at local markets on weekends. This severely limited our growth. In late March of 2024, we found an ideal location and signed a lease for a retail space in Dallas. The 1,040 square foot space is in the diverse and vibrant neighborhood of Oak Cliff, in South Dallas, where a lot of our customers live. The $30,000 raised through Honeycomb Credit will cover all construction, inventory expansion, and other opening costs (insurance, marketing, etc.).

Products and Services

Product	Example of products	Customers	Market
Refillable products	shampoo, conditioner, lotion, body wash, soaps, laundry detergent, cleaner	Primarily retail. Small but growing B2B, and a few wholesale customers	Dallas metro area primarily.
Plastic-free or low-waste everyday essentials	Zero waste deodorant, lip balms, wool dryer balls, reusable dish cloths, wood or bamboo brushes, solid shampoo & conditioner, etc.	Primarily retail (including online and e-commerce)	Dallas metro area primarily, with some e-commerce across the U.S.

Competition

usefull is the first refillery and zero-waste store in the DFW region. There are some similar or same products that customers can find at a few other local stores, including certain big-box stores, and there are even a couple of stores that offer refills of liquid products like soap and shampoo. However, the Company has the unique, first-movers advantage of being the only dedicated shop to offer a complete range of everyday essentials and refills that are sustainable and low-waste in one location.

Other competitors include:
    a. Online companies and platforms selling sustainable (or perceived to be sustainable) products, including but not limited to, *Blueland*, *Plaine Products*, *Package Free Sh*op, *EarthHero*, *Grove Collaborative*, *Amazon*.
    b. Any other store selling personal and home care products, including grocery stores, big-box retailers (*Walmart*, *Target*, *Costco*), pharmacies, as well as small or boutique stores.

Customer Base

Our customers are consumers who generally care about the environment, specifically those who have become aware of the plastic pollution problem and want to take action to reduce the amount of plastic waste they produce in their everyday lives.

Supply Chain

The Company procures its products from companies based in the United States with a small percentage of products coming from Canada.

Intellectual Property

The Company is in the process of trademarking its brand "usefull" with the U.S. Patent and Trademark Office.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

[Remainder of page intentionally left blank]

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name: Adriana Kao

Position: Founder and General Manager

Responsibilities for the last 3 years: Founder and Manager, responsible for operations, marketing, sales, strategy, general administrative and management responsibilities. 2020 – Present.

Education: University of Maryland Smith School of Business, MBA, 2016; Juniata College, B.S. Biology, 2003

Biographical Information

Adriana is the founder and owner of usefull, the first refillery and zero waste shop in DFW. usefull's purpose is to help consumers reduce plastic waste by offering refills of soaps, shampoo, lotions, and more. Plastic pollution is one of the biggest crisis humanity is facing and it was Adriana's own sustainability journey that led her to start usefull when she didn't find anywhere in Dallas to refill her everyday essentials. She is a firm believer that all entities, including businesses, have an obligation to protect this planet we all share. Adriana was born and raised in Quito, Ecuador, and it was this beautiful country's natural wonders that awakened her passion for taking care of the environment. She holds an MBA from the University of Maryland and her professional path has crossed various industries and functions, including marketing, operations and strategy. She has worked at the family business, at various nonprofits, and at a Dallas-based corporation. Starting usefull is the culmination of Adriana's dream to run a business that brings positive impact to the world, and she is passionate about helping people and businesses become better stewards of the earth.

[Remainder of page intentionally left blank]

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

As of the date of this Form C-AR, the Company has not issued any capital stock, Options, Safes, Convertible Notes, or Warrants.

Outstanding Debt

The Company has the following debt outstanding:

Type	Secured Loan (promissory notes)
Amount Outstanding	$27,560.00
Interest Rate	12% per annum
Description of Collateral	Blanket lien on assets of the company
Other Material Terms	6 months interest-only followed by 30 months fully amortizing (upon receipt of crowdfunding funds in December, 2023)

Ownership

Name	Class	% Ownership
Adriana Kao	Stock	100%

[Remainder of page intentionally left blank]



EXHIBIT B

FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)

Balance Sheet

usefull

As of Dec 31, 2023

ACCOUNTS	Dec 31, 2023
Assets	
Total Cash and Bank	$60,576.24
Total Other Current Assets	$205.72
Total Long-term Assets	$0.00
Total Assets	**$60,781.96**

Liabilities	
Total Current Liabilities	$2,165.93
Total Long-term Liabilities	$27,560.00
Total Liabilities	**$29,725.93**

Equity	
Total Other Equity	$41,100.58
Total Retained Earnings	-$10,044.55
Total Equity	**$31,056.03**

Profit and Loss

usefull



Date Range: Jan 01, 2023 to Dec 31, 2023

ACCOUNTS	Jan 01, 2023 to Dec 31, 2023
Income	$28,898.91
Cost of Goods Sold	$13,670.39
Gross Profit **As a percentage of Total Income**	**$15,228.52** **52.70%**
Operating Expenses	$13,003.61
Net Profit **As a percentage of Total Income**	**$2,224.91** **7.70%**

Cash Flow

usefull



Date Range: Jan 01, 2023 to Dec 31, 2023

CASH INFLOW AND OUTFLOW	Jan 01, 2023 to Dec 31, 2023
Operating Activities	
Sales	$28,693.19
Purchases	-$26,098.97
Sales Taxes	$130.05
Net Cash from Operating Activities	**$2,724.27**
Investing Activities	
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Loans and Lines of Credit	$26,013.05
Owners and Shareholders	$29,000.00
Net Cash from Financing Activities	**$55,013.05**

OVERVIEW

Starting Balance	**$2,838.92** As of 2023-01-01
Gross Cash Inflow	$88,628.13
Gross Cash Outflow	$30,890.81
Net Cash Change	**$57,737.32**
Ending Balance	**$60,576.24** As of 2023-12-31